March 21, 2008

BY FAX AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention: Mark A. Wojciechowski

Dear

Sirs

:

Re: Aurelio Resource Corporation Form 10-KSB for the fiscal period ended December 31, 2006 (filed April 4, 2007) Response letter dated July 30, 2007 SEC File No. 0-50931

In response to the comments in your letter to Aurelio Resource Corporation (the "Company") dated January 24, 2008, we respond to your comments, as set out in your letter.

Form 10-KSB for the Fiscal Period Ended December 31, 2006

Notes to Consolidated Financial Statements, Page 35

Note 7 Business Acquisitions, page 38

  We note your response to comment four in your letter dated July 30, 2007, in which you explain that because there were no studies performed on the unpatented mining claims, you assigned no value to such claims within the purchase price allocation. You further explain that unpatented mining claims give the holder the right to continue to explore the property. We also note from your response to comment five in your letter dated July 30, 2007, it is your view that the value in ARI is comprised, in part, of "...their ownership of the...unpatented claims in Arizona." Based on these statements, there appears to be value associated with the unpatented mining claims which has not been reflected in the purchase price allocation of the ARI acquisition. As such, please revise your financial statements and related disclosures to comply with the guidance in EITF 04-03.

As discussed in our response to comment five in our letter dated July 30, 2007, the Company certainly placed value on the unpatented claims in Arizona, and our subsequent exploration work on that project is gradually beginning to give credibility to that assessment of value. In time, we anticipate the possibility of being able to substantiate a value that could be said to be a "mining asset" at the Hill Copper-Zinc Project (which is what we now call the expanded property position surrounding the original unpatented claims we acquired with the purchase of ARI) and we are moving towards being able to estimate that economic value by estimating cash flows. As an exploration company working in base metals, we think that we also understand the value beyond proven and probable reserves, and understand some of the issues and the discussion and the consensus of the Task Force as referred to as Issue 1(a) in EIFT 04-03. However, we clearly did not have what could be termed a "mining asset" at the time we purchased ARI, although we are approaching that stage at this time. What we could not do at the time we purchased ARI is have an idea of the value of the property, which we now see with the benefit of hindsight.

As we described in our response to comment four in our letter dated November 19, 2007, we propose to expand our accounting policy in the Notes to the Consolidated Financial Statements to make clearer the Company's policy with regard to the costs of acquiring mineral properties which have patented claims or surface rights. We propose to add words to make clearer that we will write off the capitalized acquisition costs if it is determined that a property is not economically viable. However, our policy is that we do not capitalize the costs for acquisition costs for unpatented claims and, of course, the costs for carrying and retaining and exploring mineral properties are expensed as incurred. We do not propose to change this aspect of our accounting policy as, under United States Generally Accepted Accounting Principles we would not be able to capitalize exploration expenditures, and the acquisition and maintenance costs on unpatented claims are an essential part of our business, which is the ongoing exploration process for base metals.

Our conclusion was that, although we clearly believed in the value of the unpatented claims in Arizona, the establishment of an arbitrary monetary value as part of the purchase price would be an artefact and would not have been consistent with our accounting policies. As discussed above, we have no methodology or policy for establishing or retaining such a value in our financial statements.

We propose to expand our accounting policy in the Notes to the Consolidated Financial Statements, in a further amendment to the Note as described in our Response letter dated November 19, 2007, as follows (with the added language underlined):

Mineral properties and exploration expenditures

The costs of acquiring mineral properties which have patented claims or surface rights are capitalized and will be amortized over their estimated useful lives following the commencement of commercial production or written-off if the properties are sold or abandoned. If it is determined that a property is not economically viable based on scoping or feasibility studies, the capitalized costs of patented claims and surface rights are written off. If the studies show the carrying value to be in excess of their economic value, then the properties will be considered impaired and will be written down to their current economic value. Exploration expenses ^ and the costs for carrying and retaining mineral properties are expensed as incurred.

The costs of acquiring mineral properties that have unpatented claims, leases or exploration permits are not capitalized. Ongoing costs for exploration and the costs for carrying and retaining these mineral properties are also expensed as incurred.

When it is determined that a mineral deposit can be economically and legally extracted or produced based on established proven and probable reserves based on an independent feasibility study that shows the economic viability of the deposit as confirmed by a Competent Person, further exploration costs and the costs of development incurred after such determination will be capitalized. Upon the commencement of commercial production, capitalized costs will be amortized on the units of production basis using the estimated proven and probable reserves as the depletion basis.

*** *** ***

On behalf of Aurelio Resource Corporation, we acknowledge that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have with regard to the Company's Form 10-KSB or with regard to the above response. Should you have any questions, please do not hesitate to contact the writer directly at 303.875.2090.

Yours truly,

AURELIO RESOURCE CORPORATION

_/s/ Allan J. Marter____________________

Allan J. Marter

Chief Financial Officer